

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2015

<u>Via E-Mail</u>
Viveve Medical, Inc.
Scott Durbin
Chief Financial Officer
150 Commercial Street
Sunnyvale, California 94086

> **Re:** **Viveve Medical, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 18, 2015**
> **File No. 333-200458**

Dear Mr. Durbin:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, it does not include financial statements for the annual period ending December 31, 2014. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Since you have requested acceleration of the effective date of the registration statement in its present form, we will likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Kate Maher at (202) 551-3184 or me at (202) 551-3800 with any questions

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via email): Kevin Friedmann, Esq.